Filed by Consolidated Edison, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Consolidated Edison, Inc. (DE)
                                                   Commission File No. 333-31390



The following message, beginning on March 27, 2000, will be recorded on The Con Edison/NU Merger Information Line at 1-800-558-5947

#800 Update for the week of 3/27: The Con Edison/NU special shareholder meetings will take place in New York and Connecticut in three weeks, on Friday, April 14. In reading the joint merger proxy statement you may have questioned what "New Con Edison" refers to. New Con Edison is the defined term in the proxy statement for the company which will own Northeast Utilities after the merger. "Old" Con Edison is the present Consolidated Edison, Inc. "New Con Edison's" actual name is also "Consolidated Edison, Inc." Next, you may be curious as to why Con Edison and NU retained Morrow and Company to assist in solicitation of proxy votes. It's a very common practice to have an outside company manage the proxy solicitation process. Without Morrow's help, Con Edison and NU would be unable to do all the work necessary to cover the 300,000 plus shareholders of both companies and ensure a good turnout for the meetings. Please note: NU employee shareholders have until April 5 to mail their proxy card(s) representing shares held in their 401k plan, ESOP, TRAESOP/PAYSOP accounts. For those shares to be represented, your proxy card(s) must be received by Fidelity by April 7. For more information, please contact NU Shareholder Services at 1-800-558-5947.